                                                                  EXHIBIT (a)(8)

Subject: Stock Option Exchange Program
For Distribution on February 3, 2003

Dear Employees of Crossroads:

I wanted to make you aware that attached to this email is a revised Offer to Exchange which we have filed with the SEC that clarifies some aspects of the original Stock Option Exchange Program document that you received. These changes from the original Offer to Exchange document are not considered to be material, but since the documentation has changed, we recommend that you review this documentation prior to the Expiration Date of the Offer, which is scheduled to be February 10, 2003.